UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

CLAYTON W. WILLIAMS, JR., PRESIDENT
CLAYTON WILLIAMS ENERGY, INC.
SIX DESTA DRIVE, SUITE 6500
MIDLAND, TEXAS 79705
(915) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton W. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,774,198

	8.	Shared Voting Power 4,226,330

	9.	Sole Dispositive Power 1,791,744

	10.	Shared Dispositive Power 4,208,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,528

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton Williams Partnership, Ltd. Tax ID No. 75-2477608

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 4,150,447

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 4,150,447

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,150,447

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clajon Holdings, Inc. Tax ID No. 75-1776495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 4,150,447

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 4,150,447

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,150,447

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CWPLCO, Inc. Tax ID No. 75-25703587

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 4,150,447

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 4,150,447

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,150,447

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) CO

INTRODUCTION.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed by the reporting persons filing this statement (collectively, the “Reporting Persons”), being Clayton W. Williams, Jr. (“Mr. Williams”), Clayton Williams Partnership, Ltd. (“Williams Partnership”), Clajon Holdings, Inc. (“Holdings”) and CWPLCO, Inc. (“CWPLCO”), or their predecessors as follows:

Original Schedule 13D	June 4, 1993
Amendment 1	September 2, 1993
Amendment 2	January 12, 1994
Amendment 3	April 3, 1995
Amendment 4	October 19, 1995
Amendment 5	May 1, 1996
Amendment 6	November 19, 1996
Amendment 7	September 30, 1999
Amendment 8	April 19, 2002

(collectively, the “Original 13D, as amended”), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc. (the “Issuer”) by the Reporting Persons.  The changes in beneficial ownership reported herein are the result of shares of Common Stock purchased by Williams Partnership in a negotiated transaction.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

On November 11, 2005 and November 14, 2005, Williams Partnership acquired 259,000 shares and 10,338 shares, respectively, of Common Stock of the Issuer.  The aggregate purchase price for such shares was $8,861,459 and was financed with the proceeds of a loan from JPMorgan Chase Bank, N.A. to Williams Partnership pursuant to that certain Revolving Credit Promissory Note attached hereto as Exhibit 7.13.

Since the date of Amendment No. 8 to Schedule 13D filed by the Reporting Persons, Mr. Williams has acquired net beneficial ownership of 1,020,364 shares of Common Stock in addition to the beneficial ownership reflected in Amendment No. 8.  Of those additional shares, 269,338 are shares acquired by Williams Partnership described above, 700,000 are shares covered by stock options held by Mr. Williams which were issued and became exercisable after Amendment No. 8, 60,084 are shares issued to Mr. Williams in lieu of cash salary under the Issuer’s Executive Incentive Stock Compensation Plan and in a series of private placements and 4,251 are shares acquired for Mr. Williams’ account in the Issuer’s 401(k) Plan and Trust.  Mr. Williams’ change in beneficial ownership of 1,020,364 shares of Common Stock takes into account dispositions of 13,309 shares of Common Stock to family members of Mr. Williams.

Item 4.	Purpose of Transaction

The purpose of the acquisition of shares of Common Stock by Williams Partnership described in Item 3 was to maintain Mr. Williams’ position as a principal stockholder of, and to increase his personal investment in, the Issuer.

Following the acquisition described in Item 3, Mr. Williams beneficially owns, either individually or through his affiliates, approximately 49.7% of the Issuer’s outstanding shares of Common Stock (determined as if the shares Mr. Williams has the right to acquire within 60 days are outstanding).  Mr. Williams is also Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  As a result, Mr. Williams has significant influence in matters voted on by the Issuer’s stockholders, including the election of board members, and in management decisions.  Mr. Williams actively participates in all aspects of the Issuers’ business and has a significant impact on both its business strategy and daily operations.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer’s business and prospects, the price and availability of Common Stock, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions.  Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or may determine to sell all or part of its investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Williams Partnership, Holdings and CWPLCO is 4,150,447 shares, which constitutes approximately 38.4% of the issued and outstanding shares of Common Stock.  Those 4,150,447 shares are owned of record by Williams Partnership (3,955,663 shares, 36.6%), and CWPLCO (194,784 shares, 1.8%).  Additionally, Mr. Williams beneficially owns an additional 1,850,081 shares of Common Stock, including 1,250,500 shares which Mr. Williams has the right to acquire within 60 days hereof through the exercise of stock options.  Therefore, Mr. Williams’ total beneficial ownership is 6,000,528 shares of Common Stock, constituting approximately 49.7% of the total outstanding shares of Common Stock (determined as if the shares Mr. Williams has the right to acquire within 60 days are outstanding).

The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 of the Original 13D, as amended, is as follows: (1) L. Paul Latham, 7,464 shares, including 6,750 shares which Mr. Latham has the right to acquire beneficial ownership within 60 days hereof through the exercise of stock options; (2) T. Mark Tisdale, 10,331 shares, including 3,100 shares which Mr. Tisdale has the right to acquire beneficial ownership within 60 days hereof through the exercise of stock options; (3) Mel G. Riggs, 10,075 shares, including 7,888 shares which Mr. Riggs has the right to acquire within 60 days hereof through the exercise of stock options.  The number of shares beneficially owned by each of these three persons, taken individually or as a whole, constitute less than 1% of the total issued and outstanding shares of Common Stock.

(b)           Mr. Williams, Williams Partnership, Holdings and CWPLCO share the power to vote or to direct the vote and the power to dispose or direct the disposition of all 4,150,447 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 1,850,081 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has the sole power to vote and sole power to dispose of 1,774,198 of those shares and the sole power to dispose of an additional 17,546 of those shares (the power to vote these 17,546 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).  The remaining 58,337 shares are beneficially owned by Mr. Williams through his spouse, his children residing with him and a trust of which Mr. Williams is a trustee, and he shares the power to vote and the power to dispose of those shares.

Each of the other persons identified in paragraph (a) of this Item 5 have the sole power to vote and the sole power to dispose of all of the shares beneficially owned by each of them as described in paragraph (a) of this Item 5, except for (i) shares held for the account of each of Mr. Latham (714 shares), Mr. Tisdale (3,159 shares) and Mr. Riggs (805 shares) in the Issuer’s 401(k) Plan and Trust, over which such persons hold dispositive power with the power to vote such shares held by the trustee of said 401(k) Plan and Trust, and (ii) 1,382 shares over which Mr. Riggs has a power of attorney and shares the power to vote and to dispose of those shares.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Term Promissory Note described in Item 3 of this Schedule 13D, Williams Partnership entered into a Collateral Agreement attached hereto as Exhibit 7.14 pursuant to which Williams Partnership has pledged shares of Common Stock to secure the Term Promissory Note.  In addition, Mr. Williams entered into a Guaranty pursuant to which Mr. Williams has agreed to guarantee the performance and payment of Williams Partnership’s obligations under the Term Promissory Note.  The Collateral Agreement and Guaranty contain standard default provisions.

Item 7.	Material to Be Filed as Exhibits
7.13	Revolving Credit Promissory Note dated October 14, 2005 by and between Clayton Williams Partnership, Ltd. and JPMorgan Chase Bank, N.A.
7.14	Collateral Agreement dated October 14, 2005 by and between Clayton Williams Partnership, Ltd and JPMorgan Chase Bank, N.A.
7.15	Guaranty dated October 14, 2005 by Clayton W. Williams Jr. in favor of JPMorgan Chase Bank, N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2005	/s/ Clayton W. Williams, Jr.
Clayton W. Williams, Jr.

Date: November 21, 2005	Clayton Williams Partnership, Ltd.

	By:	CWPLCO, Inc.
General Partner

	By:	/s/ L. Paul Latham
L. Paul Latham, Vice President

Date: November 21, 2005	Clajon Holdings, Inc.

	By:	/s/ L. Paul Latham
L. Paul Latham, Vice President

Date: November 21, 2005	CWPLCO, Inc.

	By:	/s/ L. Paul Latham
L. Paul Latham, Vice President